SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
under the Securities Exchange Act of 1934*
(Amendment No. 3)

COMPANHIA DE BEBIDAS DAS
AMÉRICAS-AMBEV
(Name of Issuer)

AMERICAN BEVERAGE COMPANY-AMBEV
(Translation of Issuer’s Name into English)

Common Shares, without par value

American Depositary Shares, each of which represents 100 Common Shares, without par value, evidenced by American Depositary Receipts
(Title of Class or securities)

20441W104
(CUSIP Number)

Mr. Roberto Moses Thompson Motta
BRC S.à.r.l.
73 Côte d’Eich
 L-1450, Luxembourg
352 40 45 46
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:
David Mercado, Esq.
Cravath, Swaine & Moore LLP
825 Eighth Avenue
New York, New York 10019
(212) 474-1000

February 14, 2005
(Date of Event to Which This Filing Relates)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 9

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).
(Continued on following pages)

CUSIP No. 20441W104
1	Names of Reporting Persons BRC S.à.R.L. IRS Identification Nos. of Above Persons (entities only) Not Applicable (foreign entity)
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 19,914,299,866 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 19,914,299,866 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,866 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 84.5%[1]
14	Type of Reporting Person (See Instructions) HC
1 Includes (i) 16,120,095,140 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA, formerly Interbrew S.A. (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,258 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); and (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (InBev Holding Brasil S.A. (formerly named Braco Investimentos) and ECAP (defined below)) that hold the 8,253,913,260 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below).  See Items 3, 4, 5 and 6 below.
 BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 54.65% of the outstanding capital stock of InBev.
 BRC disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Jorge Paulo Lemann IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 10
	8	Shared Voting Power 19,914,299,876 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 10
	10	Shared Dispositive Power 19,914,299,876 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,876 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 84.5%[1]
14	Type of Reporting Person (See Instructions) IN
1 Includes (i) 16,120,095,140 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA, formerly Interbrew S.A. (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,258 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); and (ii) the 3,794,204,726 common share s of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (InBev Holding Brasil S.A. (formerly named Braco Investimentos) and ECAP (defined below)) that hold the 8,253,913,260 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below).  See Items 3, 4, 5 and 6 below.
BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 54.65% of the outstanding capital stock of InBev. In  addition, Mr. Lemann is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Telles and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.
Mr. Lemann disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Carlos Alberto da Veiga Sicupira IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5
	8	Shared Voting Power 19,914,299,871 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 5
	10	Shared Dispositive Power 19,914,299,871 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,871 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 84.5%[1]
14	Type of Reporting Person (See Instructions) IN
1 Includes (i) 16,120,095,140 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA, formerly Interbrew S.A. (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,258 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); and (ii) the 3,794,204,726 common share s of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (InBev Holding Brasil S.A. (formerly named Braco Investimentos) and ECAP (defined below)) that hold the 8,253,913,260 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below).  See Items 3, 4, 5 and 6 below.
 BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 54.65% of the outstanding capital stock of InBev. In  addition, Mr. Sicupira is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Lemann and Mr. Telles pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC.  See Item 6 below.
Mr. Sicupira disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

CUSIP No. 20441W104
1	Names of Reporting Persons Marcel Herrmann Telles IRS Identification Nos. of Above Persons (entities only) Not Applicable
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) : (b) 9
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant Items 2(d) or 2(e) 9
6	Citizenship or Place of Organization Federative Republic of Brazil
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 5
	8	Shared Voting Power 19,914,299,871 Common Shares (See Items 3 and 6)[1]
	9	Sole Dispositive Power 5
	10	Shared Dispositive Power 19,914,299,871 Common Shares (See Items 3 and 6)[1]
11	Aggregate Amount Beneficially Owned by Each Reporting Person 19,914,299,871 Common Shares (See Items 3 and 6)[1]
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) 9
13	Percent of Class Represented by Amount in Row (11) 84.5%[1]
14	Type of Reporting Person (See Instructions) IN
1 Includes (i) 16,120,095,140 common shares of Companhia de Bebidas das Américas - AmBev (“AmBev”) currently indirectly owned by InBev SA, formerly Interbrew S.A. (“InBev”), a company in which BRC S.à.R.L. (“BRC”) indirectly owns a 24.7% equity interest, which consist of (A) the 8,253,913,258 common shares of AmBev that were indirectly held by BRC and by Jorge Paulo Lemann (“Mr. Lemann”), Carlos Alberto da Veiga Sicupira (“Mr. Sicupira”) and Marcel Herrmann Telles (“Mr. Telles”) and which were contributed to InBev in exchange for the issuance to BRC of 141,712,000 ordinary shares of InBev pursuant to the Contribution and Subscription Agreement (described below), and (B) 7,866,181,882 common shares of AmBev which were issued by AmBev to a subsidiary of InBev in connection with the Incorporação Agreement (described below); and (ii) the 3,794,204,726 common shares of AmBev held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação”), a Brazilian foundation that primarily provides health benefits to AmBev employees and their dependents which, together with the two subsidiaries of InBev (InBev Holding Brasil S.A. (formerly named Braco Investimentos) and ECAP (defined below)) that hold the 8,253,913,260 common shares of AmBev referred to above, is a party to the AmBev Shareholders’ Agreement (described below).  See Items 3, 4, 5 and 6 below.
BRC, which is controlled by Messrs. Lemann, Sicupira and Telles, is a party to the Interbrew Shareholders Agreement (described below) with respect to 321,712,000 ordinary shares of InBev, which represent approximately 54.65% of the outstanding capital stock of InBev. In  addition, Mr. Telles is a party to the Shareholders’ Voting Rights Agreement (described below) with Mr. Lemann and Mr. Sicupira pursuant to which Messrs. Lemann, Sicupira and Telles have agreed to certain terms which will govern, in part, their indirect ownership interests in BRC. See Item 6 below.
Mr. Telles disclaims beneficial ownership of the securities subject to this statement on Schedule 13D.

Item 1. Security and Issuer.

This Schedule 13D relates to the common shares, without par value (the “AmBev Common Shares”), of Companhia de Bebidas das Américas-AmBev, a corporation incorporated under the laws of the Federative Republic of Brazil (“AmBev”).  AmBev Common Shares are listed on the New York Stock Exchange in the form of American Depositary Shares, each of which represents 100 AmBev Common Shares, evidenced by American Depositary Receipts.  The address of AmBev’s principal executive offices is Rua Dr. Renato Paes de Barros 1017, 4o andar, 04530-001, São Paulo, SP, Brazil.

Item 4. Purpose of Transaction.

Item 4 is amended and supplemented as follows:

As a result of the transactions pursuant to the Contribution and Subscription Agreement which closed on August 27, 2004 whereby InBev acquired indirect ownership of a majority of the AmBev Common Shares (the “Transfer of Control”), Brazilian law requires that InBev make a mandatory tender offer (“MTO”) for the remaining outstanding AmBev Common Shares. In connection with the MTO, on February 14, 2005 InBev published an Invitation to Bid (the “Edital”) in Brazil through which InBev offered to acquire, directly or through its InBev Brasil and IIBV subsidiaries, at an auction to be held on March 29, 2005 (the “Auction”): (i) up to 100% of the AmBev Common Shares outstanding in the market as of the date of the Auction (on December 31, 2004, there were 3,577,208,360 AmBev Common Shares outstanding in the market, equal to 15.2% of the total AmBev Common Shares); (ii) up to 60,730,600 AmBev Common Shares currently held by a subsidiary of AmBev, which represented 0.3% of the total AmBev Common Shares on December 31, 2004; and (iii) up to 6,006,448 AmBev Common Shares held by members of AmBev management as of the date hereof, which represented 0.02% of the total AmBev Common Shares on December 31, 2004.

If all outstanding eligible AmBev Common Shares are tendered, after the MTO is completed, InBev will hold, in combination with the shares held by Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (the “Fundação”), 23,558,245,274 AmBev Common Shares or 100% of AmBev’s Common Shares.

AmBev has also announced a proposal to pay a stock dividend to its shareholders which would be in the amount of one AmBev Common Share for every five AmBev preferred shares or AmBev Common Shares outstanding. The proposed stock dividend would be paid following completion of the MTO. If all eligible AmBev Common Shares are tendered in the MTO and the proposed stock dividend is then issued, the number of AmBev Common Shares outstanding would increase by 10,937,606,915 to a total of 34,495,852,189 AmBev Common Shares. InBev would then beneficially own, in combination with shares held by the Fundação, 30,638,376,495 AmBev Common Shares or approximately 88.8% of the total AmBev Common Shares.

Under Brazilian law, InBev is obligated to make the MTO at a price at least equivalent to 80% of the value paid per common share of AmBev to SB Group Companies as part of the Transfer of Control. Holders of AmBev Common Shares have the choice of receiving a cash amount (the “Cash Payment Option”) or, subject to eligibility, ordinary shares of InBev (the “Share Payment Option”) in exchange for the AmBev Common Shares they tender in the MTO.

Eligible common shareholders of AmBev that elect the Share Payment Option (each, a “Share Option Electing Shareholder”) will be entitled to receive 13.827166 ordinary shares of InBev for each lot of 1,000 AmBev Common Shares they tender in the MTO. InBev shall be entitled to select, in its sole discretion, to deliver to any Share Option Electing Shareholder either newly issued ordinary shares or already outstanding ordinary shares. If InBev elects to make such payment with newly-issued ordinary shares of InBev, InBev itself will be responsible for that payment. If, on the other hand, InBev elects to make such payment with existing ordinary shares of InBev, such payment will be made directly by InBev and/or indirectly through IIBV.

The Cash Payment Option will be paid in an amount in Brazilian Reais (R$) equal to Euro €353.28 (such Euro amount having first been converted into U.S. dollars and then converted into Brazilian Reais (R$)) for each 1,000 AmBev Common Shares tendered in the MTO by any shareholder electing the Cash Payment Option. Payment of the Cash Payment Option will be made by InBev Brasil.

The Auction will take place on March 29, 2005 (the “Auction Date”), at 1:00 p.m., São Paulo time, at the premises of BOVESPA, the São Paulo Stock Exchange. The financial settlement of the Cash Payment Option will occur 5 (five) business days after the Auction Date (the “Cash Settlement Date”). The settlement of the Share Payment Option will occur as soon as practicable within 90 (ninety) days after the Auction Date (the “Share Option Settlement Date”). Settlement of both the Cash Payment Option and Share Payment Option for each shareholder will be subject to the receipt of eligibility documentation described in Section 3 of the Edital.

Holders of American Depositary Receipts (“ADRs”) evidencing American Depositary Shares (“ADSs”) each representing 100 Common Shares who wish to receive the Cash Payment Option will also be able to tender their ADRs through The Bank of New York which will act as Receiving Agent. This option will only be available to ADR holders who wish to receive the Cash Payment Option, and ADR holders who wish to receive the Share Payment Option will not be able to tender through The Bank of New York and must instead withdraw the AmBev Common Shares underlying their ADSs and tender their AmBev Common Shares in the same manner as other common shareholders.

An English translation of the Edital is attached as Exhibit O to this Schedule 13D and is hereby incorporated by reference herein and this Item 4 is qualified in its entirety by reference thereto.

Item 7. Material to Be Filed as Exhibits.

[Missing Graphic Reference]

Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule

13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

F.
Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.	First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as

AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.
Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K.
Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.
Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.
Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.	Invitation to Bid (“Edital”) published by InBev on February 14, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2005

BRC S.À.R.L.
by
/s/ Carlos Alberto da Veiga Sicupira
Name: Carlos Alberto da Veiga Sicupira
Title: Director

by
/s/ Roberto Moses Thompson Motta
Name: Roberto Moses Thompson Motta
Title: Director

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2005

JORGE PAULO LEMANN
by
/s/ Jorge Paulo Lemann
Name: Jorge Paulo Lemann

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2005

CARLOS ALBERTO DA VEIGA SICUPIRA
by
/s/ Carlos Alberto Da Veiga Sicupira
Name: Carlos Alberto Da Veiga Sicupira

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2005

MARCEL HERRMANN TELLES
by
/s/ Marcel Herrmann Telles
Name: Marcel Herrmann Telles

EXHIBIT INDEX

Exhibit No.	Description

A.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (English translation)  (incorporated by reference to Exhibit A to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

B.
Shareholders’ Agreement of AmBev, executed on July 1, 1999, among Fundação, Braco S.A. and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties (original signed version in Portuguese) (incorporated by reference to Exhibit B to Amendment No. 1 to Schedule 13D relating to AmBev, filed on October 27, 2000 by Fundação, Braco S.A. and ECAP).

C.
Shareholders’ Voting Rights Agreement, dated as of August 31, 2004, among Santa Erika Ltd., Santa Roseli Ltd., Santa Heloisa Ltd. and Santa Paciencia Ltd., with Santa Ana C.V., Santa Vitoria C.V., Santa Carolina C.V., Santa Maria Isabel C.V., Mr. Lemann, Mr. Sicupira and Mr. Telles, as intervening parties, and S-BR Global, BR Global, Braco-M, Rougeval, Tinsel and BRC as acknowledging parties (incorporated by reference to Exhibit C to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

D.
Contribution and Subscription Agreement dated March 3, 2004 among S-Braco Participações S.A., Braco S.A., the other SB Group Companies named therein, the Stichting, EPS and InBev (incorporated by reference to Exhibit E to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

E.
Incorporação Agreement dated March 3, 2004 among AmBev, InBev, Mergeco and Labatt (incorporated by reference to Exhibit F to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann,

Mr. Sicupira and Mr. Telles).

F.
Lock-up Agreement dated March 2, 2004 among EPS and BRC (incorporated by reference to Exhibit G to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

G.
First Amendment to the AmBev Shareholders’ Agreement dated March 3, 2004 among Fundação, Braco Investimentos (as successor in interest to Braco S.A.) and ECAP, as well as AmBev, Mr. Lemann, Mr. Telles and Mr. Sicupira, the latter four as intervening parties, and InBev as intervening third party beneficiary (English translation) (incorporated by reference to Exhibit I to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

H.
Interbrew Shareholders Agreement dated March 2, 2004 among BRC, EPS, the Stichting and Rayvax (incorporated by reference to Exhibit J to Amendment No. 7 to Schedule 13D relating to AmBev, filed on March 8, 2004 by Fundação, S-Braco Participações S.A., Braco S.A., ECAP, Mr. Lemann, Mr. Sicupira and Mr. Telles).

I.
Amended and Restated InBev By-laws (English translation) (incorporated by reference to Exhibit I to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

J.	Stichting By-laws (English translation) (incorporated by reference to Exhibit J to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

K.
Stichting Conditions of Administration (English translation) (incorporated by reference to Exhibit K to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

L.
Joint Filing Agreement pursuant to Rule 13d-1 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles (incorporated by reference to Exhibit L to Schedule 13D relating to AmBev, filed on September 1, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

M.
Press Release of InBev, dated September 2, 2004 (incorporated by reference to Exhibit M to Amendment No. 1 to Schedule 13D relating to AmBev, filed on September 10, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

N.
Press Release of InBev, dated October 12, 2004 (incorporated by reference to Exhibit N to Amendment No. 2 to Schedule 13D relating to AmBev, filed on October 13, 2004 by BRC, Mr. Lemann, Mr. Sicupira and Mr. Telles).

O.	Invitation to Bid (“Edital”) published by InBev on February 14, 2005.

ANNEX A

Information Required as to Directors of BRC S.à.R.L.*

Name	Citizenship	Business Address	Present Principal Occupation or Employment	Ownership of Common Shares of AmBev
Marcel Herrmann Telles	Brazil	Rua Dr. Renato Paes de Barros, n° 1.017, 3° andar cjs. 31 e 32 04530-001, São Paulo, SP - Brazil	Director of BRC, InBev and AmBev	5
Jorge Paulo Lemann	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Director of BRC, InBev and AmBev	10
Carlos Alberto da Veiga Sicupira	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Director of BRC, InBev and AmBev	5
Roberto Moses Thompson Motta	Brazil	Avenida Brigadeiro Faria Lima, 3729 - 7° andar, CEP 04538-905, São Paulo, SP, Brazil	Director of BRC and InBev; member of the Board of Directors of Quinsa and QIB	20
Alex Schmitt	Luxembourg	44 Rue de la Vallée 2661 Luxembourg (Luxembourg)	Partner of Bonn Schmitt Steichen; director of BRC	None

*BRC currently has no executive officers.